

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2021

Avanish Vellanki
Chief Executive Officer
Rain Therapeutics Inc.
8000 Jarvis Avenue, Suite 204
Newark, CA 94560

     Re: **Rain Therapeutics Inc.**
               Amendment No. 1 to Draft Registration Statement on Form S-1
               Exhibit Nos. 10.9 and 10.10
               Submitted March 5, 2021
               CIK No. 0001724979

Dear Mr. Vellanki:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                               Sincerely,

                               Division of Corporation Finance